SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                                Commission File Number 000-28321

                           NOTIFICATION OF LATE FILING

  (Check One): [ ] Form 10-K   [ ] Form 11-K   [ ]  Form 20F   [X] Form 10-Q

[  ] Form N-SAR

      For Period Ended:  March 31, 2000

[  ] Transition Report on Form 10-K       [  ] Transition Report on Form 10-Q

[  ] Transition Report on Form 20-F       [  ] Transition Report on Form N-SAR

[  ] Transition Report on Form 11-K

      For the Transition Period Ended:
                                       -------------------------------------

      READ ATTACHED  INSTRUCTION  SHEET BEFORE  PREPARING FORM.  PLEASE PRINT OR
TYPE.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

                                     PART I

                             REGISTRANT INFORMATION

Full name of registrant: AVID SPORTSWEAR & GOLF CORP.

Former name if applicable: N/A

Address of principal executive office (Street and number): 22 SOUTH LINKS AVENUE, SUITE 204

City, state and zip code:  SARASOTA, FLORIDA 34236


                                     PART II

                             RULE 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c)  The  accountant's   statement  or  other  exhibit  required  by  Rule
      12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Registrant became a "reporting" company on February 1, 2000, but did not clear its comments until May 2000. Due to the timing of these filings, which caused a delay in preparing the quarterly statements for the three month period ended March 31, 2000, the Registrant respectfully requests an extension of the filing date of its Quarterly Report on Form 10-Q for the three month period ended March 31, 2000.

                                     PART IV
                                OTHER INFORMATION

      1. Name and telephone number of person to contact in regard to this notification:
            Earl T. Ingarfield           (941)            330-8051
           ---------------------------------------------------------------
            (Name)                   (Area code)       (Telephone number)

      2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Registrant Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                [X] Yes  [ ] No


      3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                [X] Yes  [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The results of operations for the three-month period ended March 31, 1999, included only one month of results from the Registrant's sole operating subsidiary, Avid Sportswear, Inc. The Registrant acquired Avid Sportswear, Inc. on March 1, 1999. In contrast, the results of operations for the three-month period ended March 31, 2000, included three months of results. Consequently, the Registrant expects a significant change in its results of operations. A summary of the Registrant's expected results of operations is set forth below:

                                         For the Three Months Ended
                                                 March 31,

                                     --------------      ---------------
                                          2000                1999
                                     --------------      ---------------
      Sales, net                      $  1,029,308        $     397,043
      Cost of goods sold                   774,293              124,339
                                     --------------      ---------------
           Gross Margin                    255,015              272,704
                                     --------------      ---------------

           Total Operating Expenses      2,530,918            1,757,699
                                     --------------      ---------------

           Loss from Operations         (2,275,903)          (1,484,995)
                                     --------------      ---------------

      Net Loss                        $ (2,521,267)        $ (1,529,043)
                                     ==============      ===============

      Basic Loss Per Share            $      (0.09)        $      (0.08)
                                     ==============      ===============


      As indicated above, the Registrant's sales, net included three months of operations. As a result, sales, net increased $0.6 million in the three-month period ended March 31, 2000. Cost of goods sold increased $0.6 million from the three-month period ended March 31, 1999, as a result of the increased sales, resulting in gross margin of $0.3 million. During the same period, total operating expenses increased $0.8 million, caused primarily by the start-up expenses incurred in connection with the Dockers and British Open product lines and the issuance of stock for services. Loss from operations increased $0.8 million from the three-month period ended March 31, 1999, due primarily from the increase in operating expenses. During the period, net loss increased $1.0 million due primarily to the increase in operating expenses and the increase in interest expense.

                         AVID SPORTSWEAR & GOLF CORP.
                         ----------------------------
                 (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 16, 2000              By:  /s/ Jerry Busiere
                                     -----------------------
                                     Jerry Busiere
                                     Secretary and Treasurer

         INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

      1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2. One signed original and four confirmed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

      5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.